Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings:
Net loss	$(13,259,931)	$(8,450,922)	$(11,325,058)	$(26,647,493)	$(22,142,040)
Add: Fixed charges	71,010	30,629	59,000	75,000	72,000

Earnings as defined	$(13,188,921)	$(8,420,293)	$(11,266,058)	$(26,572,493)	$(22,070,040)

Fixed charges:
Interest expense	$11,010	$1,629	$—	$—	$—
Estimated interest component of rent expense	60,000	29,000	59,000	75,000	72,000

Total fixed charges	$71,010	$30,629	$59,000	$75,000	$72,000

Earnings	$(13,188,921)	$(8,420,293)	$(11,266,058)	$(26,572,493)	$(22,070,040)
Fixed charges	$71,010	$30,629	$59,000	$75,000	$72,000
Ratio of earnings to fixed charges (1)	$—	$—	$—	$—	$—

Deficiency of earnings available to cover fixed charges	$(13,259,931)	$(8,450,922)	$(11,325,058)	$(26,647,493)	$(22,142,040)

Combined fixed charges and preferred stock dividends:
Fixed charges	$71,010	$30,629	$59,000	$75,000	$72,000
Deemed dividends on preferred stock	$—	5,639,796	4,866,887	$—	$—

Total combined fixed charges and preferred stock dividends	$71,010	$5,670,425	$4,925,887	$75,000	$72,000

Earnings	$(13,188,921)	$(8,420,293)	$(11,266,058)	$(26,572,493)	$(22,070,040)
Combined fixed charges and preferred stock dividends	$71,010	$5,670,425	$4,925,887	$75,000	$72,000
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	$—	$—	$—	$—	$—

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(13,259,931)	$(14,090,718)	$(16,191,945)	$(26,647,493)	$(22,142,040)

(1)	Earnings were insufficient to cover total fixed charges and total combined fixed charges and preferred stock dividends.